Evermore Funds Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

June 19, 2019

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:    Evermore Funds Trust (the “Trust”)
(1933 Act Registration No. 333-162066)
(1940 Act Registration No. 811-22335)

Dear Ms. DiAngelo Fettig:

The purpose of this letter is to respond to oral comments provided by the U.S. Securities and Exchange Commission (“SEC”) on May 2, 2019, regarding its recent review of the Trust’s Annual Report on Form N-CSR for the reporting period ended December 31, 2018 (the “Annual Report”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

The Trust’s responses to your comments are as follows:

1.
SEC Comment: Footnote 8 to the Schedule of Investments states that the Advisor deemed a portion of certain securities as illiquid. Please explain how it was determined that only a portion of these securities were deemed illiquid and whether any consideration was given to disclosing the liquid portion and illiquid portion of these securities as separate securities in the Schedule of Investments.

Response: The Advisor performs a daily analysis of the liquidity of each position held in the Evermore Global Value Fund (the “Fund”). Using the prior 30-day Average Daily Trading Volume for each security position, the Advisor determines the quantity and market value of each security position that can be sold in 7 trading days. The sum of these market values represents the liquid portion of the Fund’s portfolio. The illiquid portion of the Fund’s portfolio is comprised of the market value of the quantity of each security position that cannot be sold in 7 trading days. The Advisor reports the total illiquid portion (percentage) of the Fund’s net assets as of the end of each calendar quarter to the Trust’s Board of Trustees. The Trust’s management has not considered disclosing the liquid and illiquid portions of such securities as separate securities in the Schedule of Investments, as it believes such disclosure could cause unnecessary shareholder confusion.

2.	SEC Comment: In future reports please include further detail on the nature of the tax services provided by the Trust’s tax service provider in accordance with Item 4(c) of Form N-CSR.

Response: The Trust undertakes to make the requested revision in future Form N-CSR filings.

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I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact David L Williams at Drinker Biddle & Reath, LLP at (312)-569-1107.

Sincerely,

/s/ Eric LeGoff
Eric LeGoff
Chief Executive Officer, Evermore Funds Trust

cc:   Joshua B. Deringer, Esq, Drinker Biddle & Reath LLP